UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INFOSYS LIMITED

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Equity Shares, par value Rs. 5 per share

(Title of Class of Securities)

The Equity Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number

(CUSIP Number of Class of Securities)

Inderpreet Sawhney

Chief Legal Officer and Chief Compliance Officer

Infosys Limited

Electronics City, Hosur Road

Bengaluru, Karnataka

India 560 100

Telephone: +91-80-2852-0261

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven V. Bernard, Esq.

Tamara M. Brightwell, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Telephone: (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on November 18, 2025 by Infosys Limited, a company organized under the laws of the Republic of India (the “Company” or “Infosys”). The Schedule TO relates to the tender offer by Infosys to purchase up to 10,00,00,000 of its fully paid-up equity share(s) of face value of ₹ 5/- (Rupees Five only), each at the tender offer price of ₹ 1,800 (Rupees One Thousand Eight Hundred) per equity share, upon the terms and subject to the conditions set forth in the Letter of Offer dated November 18, 2025, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A) (the “Letter of Offer”) (such tender offer, the “Buyback”).

Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and is incorporated herein by reference. You should read this Amendment together with the Schedule TO and the related exhibits attached and incorporated therein by reference. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule TO.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following information:

The Tendering Period (as defined in the Letter of Offer) for the Buyback closed at 3:30 p.m. Indian Standard Time on November 26, 2025. The registrar to the Buyback, i.e., KFin Technologies Limited (the “Registrar”), considered 5,38,090 valid bids for 82,56,24,353 Equity Shares in response to the Buyback, resulting in the tender of approximately 8.2562 times the maximum number of Equity Shares proposed to be bought back. 10,00,00,000 (Ten Crore) Equity Shares were bought back under the Buyback, at a price of ₹ 1,800 (Rupees One Thousand Eight Hundred) per Equity Share. The communication of Acceptance/rejection was dispatched by the Registrar, via email, to respective Shareholders (as defined in the Letter of Offer), on December 3, 2025 whose e-mail address was registered with the Company or the Depositaries, and shall be sent in physical form to respective Shareholders who did not register their e-mail address with the Company or the Depositaries. The full text of the Post Buyback Public Announcement, dated December 4, 2025, and published on December 5, 2025, announcing the results of the Buyback, is attached as Exhibit (a)(1)(S) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit Number	Description

(a)(1)(A)*	Letter of Offer dated November 18, 2025.

(a)(1)(B)*	Tender Form for Eligible Shareholders Holding Shares in Dematerialised Form.

(a)(1)(C)*	Tender Form for Eligible Shareholders Holding Shares in Physical Form.

(a)(1)(D)*	Form No. SH-4 Securities Transfer Form.

(a)(1)(E)*	Summary Advertisement.

(a)(1)(F)*	Notice to Stock Exchanges dated September 11, 2025 (incorporated by reference to the Company’s Schedule TO-C filed on September 11, 2025).

(a)(1)(G)*	Notice to Stock Exchanges dated September 12, 2025 (incorporated by reference to the Company’s Schedule TO-C filed on September 12, 2025).

(a)(1)(H)*	Notice to Stock Exchanges dated September 26, 2025 (incorporated by reference to the Company’s Schedule TO-C filed on September 26, 2025).

(a)(1)(I)*	Notice to Stock Exchanges dated November 6, 2025 (incorporated by reference to the Company’s Schedule TO-C filed on November 6, 2025).

(a)(1)(J)*	Postal Ballot Notice dated September 27, 2025 (incorporated by reference to the Company’s Schedule TO-C filed on September 29, 2025).

(a)(1)(K)*	Certain Tax Considerations for Non-Resident Shareholders related to the Buyback (incorporated by reference to the Company’s Schedule TO-C filed on September 26, 2025).

(a)(1)(L)*	Voting Results Notice (incorporated by reference to the Company’s Schedule TO-C filed on November 6, 2025).

(a)(1)(M)*	Public Announcement dated November 7, 2025 (incorporated by reference to the Company’s Schedule TO-C filed on November 10, 2025).

(a)(1)(N)*	September 11, 2025 Resolutions (incorporated by reference to the Company’s Schedule TO-C filed on October 21, 2025).

(a)(1)(O)*	Special Resolutions (incorporated by reference to the Company’s Schedule TO-C filed on November 10, 2025).

(a)(1)(P)*	Draft Letter of Offer (incorporated by reference to the Company’s Schedule TO-C filed on October 21, 2025).

(a)(1)(Q)*	Shareholder Communication dated November 18, 2025.

(a)(1)(R)*	Notice to Eligible Shareholders (Dispatch Advertisement) published November 19, 2025.

(a)(1)(S)	Post Buyback Public Announcement dated December 4, 2025.

(d)(1)(A)*	Form of Escrow Agreement dated November 6, 2025 by and amongst Infosys Limited, Kotak Mahindra Bank Limited and Kotak Mahindra Capital Company Limited.

(d)(1)(B)*	Form of Deposit Agreement among the Company, Deutsche Bank Trust Company Americas and holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated by reference from Exhibit 4.1 to the Company’s Form 20-F filed on July 1, 2025).

(d)(1)(C)*	The Company’s 2015 Stock Incentive Compensation Plan (incorporated by reference from Exhibit 4.3 to the Company’s Form 20-F filed on July 1, 2025).

(d)(1)(D)*	Employees Welfare Trust Deed of the Company Pursuant to Employee Stock Offer Plan (incorporated by reference from Exhibit 4.5 to the Company’s Form 20-F filed on July 1, 2025) (P).

(d)(1)(E)*	Form of Employment Agreement with the Chief Executive Officer (incorporated by reference from Exhibit 4.10 to the Company’s Form 20-F filed on July 1, 2025).

107*	Filing Fee Table.

*	Previously filed

(P) - Previously filed on paper form

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFOSYS LIMITED

/s/ Inderpreet Sawhney
lnderpreet Sawhney
Chief Legal Officer and Chief Compliance Officer

Date: December 5, 2025